Exhibit I-1

(English Language Translation)

Rule 802 Legend

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquirer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

October 26, 2011

To Whom It May Concern:

Company Name:	SBI Holdings, Inc.

Representative:	Yoshitaka Kitao, Representative Director and CEO
(Share code: 8473) (Exchange listed: First Section of Tokyo Stock Exchange and First Section of Osaka Securities Exchange)

Inquiries:	Taro Izuchi, Director and COO (03-6229-0126)

Company Name:	SBI Net Systems Co., Ltd.

Representative:	Masaaki Uchiyama, Representative Director and President
(Share code: 2355) (Exchange listed: Mothers, Tokyo Stock Exchange)

Inquiries:	Shinji Maeda, General Manager Corporate Planning Division

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Notice regarding Execution of Share Exchange Agreement to Convert

SBI Net Systems Co., Ltd. into a Wholly-Owned Subsidiary of SBI Holdings, Inc.

SBI Holdings, Inc. (head office: Minato-ku, Tokyo; Representative Director and CEO: Yoshitaka Kitao; hereinafter referred to as “SBI Holdings”) and SBI Net Systems Co., Ltd. (head office: Shinjuku-ku, Tokyo; Representative Director and President: Masaaki Uchiyama, hereinafter referred to as “SBI Net Systems”) announced today that at board meetings held today, their respective boards of directors adopted resolutions to convert SBI Net Systems into a wholly-owned subsidiary of SBI Holdings through a share exchange (kabushiki kokan; hereinafter referred to as the “Share Exchange”) subject to approval at SBI Net Systems’ extraordinary meeting of shareholders, and the two companies executed a share exchange agreement (the “Share Exchange Agreement”). Details concerning the transactions are provided below.

SBI Net Systems will become a wholly-owned subsidiary of SBI Holdings on February 1, 2012, the day that the Share Exchange takes effect, and the common stock of SBI Net Systems will be delisted from the Mothers market of the Tokyo Stock Exchange, Inc. (the “Tosho Mothers”) on January 27, 2012 (the final trading date will be January 26, 2012).

Since a simplified share exchange arrangement (kani kabushiki kokan) will be used pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, SBI Holdings does not require shareholder approval for the Share Exchange.

1.	Purpose of the Share Exchange

Since SBI Net Systems became a subsidiary of SBI Holdings in March 2008, SBI Net Systems has increased its synergies with the SBI group and expanded its business from information security business to system development business focused on financial services. Consequently, (i) the amount of consigned development work focused on financial services, as well as for the operation and maintenance work, for the SBI group companies has been on the rise and (ii) such work’s proportion in the net sales has been increasing year by year. In the future, in order to utilize the strength of SBI Net Systems and to provide more enhanced value-adding services, SBI Net Systems recognizes a need to further enhance cooperation with the SBI group, which holds various management resources related to financial services and internet.

SBI Holdings has implemented the business restructuring within the SBI group, with the aim of augmenting the synergies within, and maximizing the corporate value of, the SBI group, for example, by converting SBI VeriTrans Co., Ltd. into a wholly-owned subsidiary of SBI Holdings in August 2011.

Under such circumstances, SBI Net Systems believes that incorporating the system development know-how held by SBI Net Systems into the SBI group promptly and efficiently through the management integration expected to result from the conversion of SBI Net Systems into SBI Holdings’ wholly-owned subsidiary, creating opportunities for SBI Net Systems and SBI Holdings to work together on business developments in and outside of Japan, and thereby aiming for significant synergies and enhanced profitability, will maximize the corporate value of the SBI group and will therefore be in the best interests of the shareholders, customers and trading partners, etc. of both SBI Holdings and SBI Net Systems.

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2.	Summary of the Share Exchange

(1)	Timetable for the Share Exchange

Board of Directors meeting approving the share exchange and execution of share exchange agreement (both companies)	October 26, 2011 (Wed)
Public notice of the record date for the extraordinary shareholders meeting (SBI Net Systems)	October 27, 2011 (Thu) (scheduled)
Record date for the extraordinary shareholders meeting (SBI Net Systems)	November 11, 2011 (Fri) (scheduled)
Extraordinary shareholders meeting to approve share exchange (SBI Net Systems)	December 21, 2011 (Wed) (scheduled)
Final trading date (SBI Net Systems)	January 26, 2012 (Thu) (scheduled)
Share delisting date (SBI Net Systems)	January 27, 2012 (Fri) (scheduled)
Effective date of share exchange	February 1, 2012 (Wed) (scheduled)

(Note):	SBI Holdings will implement the Share Exchange through the use of a simplified share exchange arrangement pursuant to Article 796, Paragraph 3 of the Companies Act, and consequently, SBI Holdings does not require approval from its shareholders.

(Note):	The timetable above may be changed with the agreement of both companies.

(2)	Share Exchange Methodology

The share exchange will lead to SBI Holdings becoming the share exchange wholly-owning parent company, and SBI Net Systems becoming the share exchange wholly-owned subsidiary of SBI Holdings. SBI Holdings will implement the Share Exchange through the use of a simplified share exchange arrangement pursuant to Article 796, Paragraph 3 of the Companies Act, and consequently, SBI Holdings does not require approval from its shareholders. SBI Net Systems shareholders have the opportunity to review the proposal at the extraordinary shareholders meeting to be held on December 21, 2011.

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(3)	Details of the Allotment regarding the Share Exchange

Company Name	SBI Holdings (Share Exchange Wholly- Owning Parent Company)	SBI Net Systems (Share Exchange Wholly- Owned Subsidiary)
Share exchange ratio (Note) 1.	1	1.25
Number of shares to be delivered pursuant to the Share Exchange	(Note) 2.
Number of shares to be newly issued pursuant to the Share Exchange	(Note) 3.

(Note)	1. Share Exchange Ratio

For every one share of SBI Net Systems common stock, 1.25 shares of SBI Holdings common stock will be allocated and delivered (if any material changes occur in the various conditions that serve as the basis for the calculations, this share exchange ratio may be subject to change through consultations between the two companies). However, no shares will be allocated pursuant to the Share Exchange with respect to the 298,303 shares of SBI Net Systems common stock held by SBI Holdings as of October 26, 2011. If there are any fractional shares of less than one share in the number of shares of SBI Holdings common stock that must be delivered to shareholders, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, SBI Holdings shall sell shares of SBI Holdings equivalent to the sum of such fractions (if the sum contains a fraction of less than one, such fraction shall be rounded off), and deliver the proceeds of the sale to such shareholders in proportion to the fractions attributed to them.

2.	Number of Shares to be Delivered Pursuant to the Share Exchange

In the implementation of the Share Exchange, SBI Holdings will deliver by allotment shares of SBI Holdings common stock equal to the total number of shares of SBI Net Systems common stock owned by shareholders of SBI Net Systems (here and hereafter, excluding SBI Holdings) stated or recorded in the SBI Net Systems shareholder register immediately prior to the Share Exchange coming into effect (the “Time of Record”) multiplied by 1.25. Pursuant to a resolution of a board of directors meeting to be convened by the day immediately preceding the effective date of the Share Exchange, SBI Net Systems will cancel all treasury shares owned by SBI Net Systems as of today and all treasury shares which SBI Net Systems will own by the Time of Record (including those to be acquired upon the share purchase demand made by dissenting shareholders in connection with the Share Exchange).

As of October 26, 2011, the number of outstanding shares of SBI Net Systems was 417,798. The number of shares obtained after deducting the 298,303 shares owned by SBI Holdings, which is 119,495, and then multiplying by 1.25 is 149,386 shares.

3.	Number of Shares to be Newly Issued by the Share Exchange

Among the number of shares to be delivered by the Share Exchange, SBI Holdings will dispose of the treasury shares held by SBI Holdings for 74,621 shares, and will newly issue shares of SBI Holdings stock for the remainder. As of October 26, 2011, the total number of issued shares of SBI Net Systems minus shares held by SBI Holdings, multiplied by 1.25, which becomes 149,368 shares, and minus 74,621 shares, shall be 74,747 shares.

(4)	Handling of the Stock Options and the Bonds with Stock Options in connection with the Share Exchange

No stock options or bonds with stock options are currently issued by SBI Holdings.

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(5)	Prescription of Record Date

SBI Holdings is scheduled to prescribe November 11, 2011 as the record date in order to determine the shareholders who may exercise the right to demand a share purchase regarding the Share Exchange, and also to prescribe the shareholders who are stated or recorded on the final shareholder registry as of such record date as the shareholders who may exercise the right to demand a share purchase mentioned above.

3.	Basis for Calculating the Share Allocations Associated with the Share Exchange

(1)	Basis and Background for the Calculation

To ensure that the Share Exchange is fair and appropriate, SBI Holdings and SBI Net Systems each appointed an independent, third-party valuation organization. SBI Holdings appointed KPMG FAS Co., Ltd. and SBI Net Systems appointed Hibiya Kansa Hojin, and each requested that the respective valuation organizations determine an appropriate share exchange ratio and received reports on the results. The two companies then conducted consultations and negotiations in a careful manner based on the results of those determinations and agreed on the share exchange ratio.

SBI Holdings and SBI Net Systems have not obtained fairness opinions from third-party valuation organizations concerning the fairness of the share exchange ratio.

(Summary of the Valuations by the Third-Party Valuation Organizations)

(KPMG FAS Co., Ltd.)

Since SBI Holdings shares are traded on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange and SBI Net Systems shares are traded on the Tosho Mothers, thus both having a market price, KPMG FAS Co., Ltd. performed calculations by using the market price analysis method with respect to the common stock of both companies. KPMG FAS Co., Ltd. also performed calculations by using the Discounted Cash Flow Method (the “DCF Method”) to reflect the status of future business activities of SBI Net Systems. The future profit plan of SBI Net Systems, based on which the calculations by KPMG FAS Co., Ltd. using the DCF Method were performed, does not include significant increase or decrease in profit.

With respect to the market price analysis method, KPMG FAS Co., Ltd. made calculations based on the average closing prices and the volume weighted average price one month, three months, and six months before the calculation reference date (October 21, 2011).

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The share exchange ratios (i.e., the number of shares of SBI Holdings common stock to be allocated for each one share of SBI Net Systems common stock) calculated by KPMG FAS Co., Ltd. using each of the above methods are set forth in the table below:

Calculation Method	Share Exchange Ratio Valuation Range
Market Price Analysis Method	1.15 - 1.32
DCF Method	0.69 - 0.93

When calculating the share exchange ratios above, KPMG FAS Co., Ltd. used information provided by SBI Holdings and SBI Net Systems and publicly available information, assumed that the documents and information received were accurate and complete, and did not independently verify the accuracy or completeness of the documents and information. Further, KPMG FAS Co., Ltd. did not independently perform any valuation, appraisal, or assessment of the assets and liabilities (including off-book assets and liabilities and other contingent liabilities) of SBI Holdings, SBI Net Systems, and their affiliates including analysis or valuation of individual assets or liabilities, and did not request a third-party organization to perform such appraisal or assessment. Further, KPMG FAS Co., Ltd. worked under the assumption that the financial forecasts were produced in a reasonable manner using the best available information and judgments at the time the forecasts were made.

KPMG FAS Co., Ltd. prepared the share exchange ratio results as a third-party valuation organization for the purpose of submission to the SBI Holdings Board of Directors for use by the SBI Holdings Board as reference information when determining the share exchange ratio. The calculation results are not an expression of opinion by KPMG FAS Co., Ltd. concerning the fairness of the share exchange ratio.

(Hibiya Kansa Hojin)

Hibiya Kansa Hojin performed the calculations by using the market price analysis method with respect to the valuation of common stock of both companies since (i) SBI Net Systems shares are listed on the Tosho Mothers and SBI Holdings shares are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange and (ii) market price is a highly objective and convenient indicator of market trade environment. In addition, Hibiya Kansa Hojin also performed the calculations with respect to SBI Net Systems by using the “DCF Method” to reflect future earning capacity and inherent nature of the company. The future profit plan of SBI Net Systems, based on which the calculations by Hibiya Kansa Hojin using the DCF Method were performed, does not include significant increase or decrease in profit.

With respect to the calculations using the market price analysis method, the range of the stock value was formed based on the volume weighted average price for each of the periods of one month, three months, and six months before the calculation reference date (October 21, 2011).

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The share exchange ratios (i.e., the number of shares of SBI Holdings common stock to be allocated for each one share of SBI Net Systems common stock) calculated by Hibiya Kansa Hojin using each of the above methods are set forth in the table below:

Calculation Method	Share Exchange Ratio Valuation Range
Market Price Analysis Method	1.05 - 1.35
DCF Method	0.76 - 0.97

Hibiya Kansa Hojin calculated the share exchange ratios using information provided by SBI Holdings and SBI Net Systems and publicly available information. The calculations were made based on limited materials and Hibiya Kansa Hojin does not guarantee in any respect the reality, completeness, accuracy and feasibility of such materials.

Hibiya Kansa Hojin did not conduct any business due diligence (such as present and future industry analysis, market circumstances and working conditions) or legal due diligence on the business of SBI Holdings and SBI Net Systems.

Hibiya Kansa Hojin prepared the share exchange ratio results as a third-party valuation organization for the purpose of submission to the SBI Net Systems Board of Directors for use by the SBI Net Systems Board as reference information when determining the share exchange ratio. The calculation results are not an expression of opinion by Hibiya Kansa Hojin concerning the fairness of the share exchange ratio.

(Determinations by SBI Holdings and SBI Net Systems)

SBI Holdings and SBI Net Systems carefully examined the share exchange ratio calculation results received from the third-party valuation organizations described above.

With respect to valuation method, since (i) SBI Holdings shares are traded on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange and SBI Net Systems shares are traded on the Tosho Mothers, and (ii) therefore corporate value of both companies is considered to be objectively reflected in their market prices, SBI Holdings determined that the most appropriate valuation method is the market price analysis method or the method that takes into consideration market prices.

Further, SBI Holdings conducted its investigations based on the valuation results using the market price analysis method by the above third-party valuation organization, took into consideration recent stock prices of both companies, considered the financial status, future outlooks and assets of both companies to make comprehensive determinations. As a result of careful consultations and negotiations with SBI Net Systems, SBI Holdings determined that the share exchange ratio indicated in 2(3) above would be in the interests of the shareholders of SBI Holdings.

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On the other hand, SBI Net Systems also determined with respect to valuation method that it is appropriate to perform the calculations based on the market price analysis method since SBI Net Systems shares are traded on the Tosho Mothers and SBI Holdings shares are traded on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange. SBI Net Systems comprehensively considered the financial status, financial forecasts, business environment, market price trends and other factors of both companies, by reference to the valuation results of the share exchange ratio submitted by the above third-party valuation organization, and carefully consulted and negotiated with SBI Holdings. Consequently, SBI Net Systems determined that the share exchange ratio indicated in 2(3) above would be fair and in the interests of the shareholders of SBI Net Systems, and finally agreed with SBI Holdings on the share exchange ratio.

Based on the above considerations and determinations, their respective Board of Directors today adopted resolutions determining the share exchange ratio for the Share Exchange.

If any material changes in the various conditions that serve as the basis for the calculations, the share exchange ratio may be subject to change through consultations between the two companies.

(2)	Relationship with the Valuation Organizations

KPMG FAS Co., Ltd., the third-party valuation organization appointed by SBI Holdings, and Hibiya Kansa Hojin, the third-party valuation organization appointed by SBI Net Systems, are both independent of SBI Holdings and SBI Net Systems and are not their related parties.

(3)	Anticipated Delisting of Shares and Reasons therefor

As a result of the Share Exchange, SBI Net Systems will become a wholly-owned subsidiary of SBI Holdings on February 1, 2012, which is the effective date of the Share Exchange. Common shares of SBI Net Systems will be delisted from the Tosho Mothers on January 27, 2012 (the final trading day will be January 26, 2012) in accordance with the Tosho Mothers standards for delisting shares.

(4)	Measures Taken to Ensure Fairness

SBI Net Systems is a consolidated subsidiary of SBI Holdings, and the relationship between the two companies is as described below. Consequently, to ensure that the share exchange ratio is fair and appropriate, each company appointed an independent, third-party valuation organization to calculate the share exchange ratio. SBI Holdings appointed KPMG FAS Co., Ltd. and SBI Net Systems appointed Hibiya Kansa Hojin as the third-party valuation organizations. Each requested that the respective valuation organization calculate an appropriate share exchange ratio and they received reports on the results. The two companies then conducted investigations and consultations and negotiations in a careful manner in reference to the results of those calculations and decided to implement the Share Exchange at the agreed share exchange ratio.

When considering the Share Exchange, SBI Net Systems received an opinion letter from Mr. Mitsunori Sasaki, its outside corporate auditor (independent officer) who does not have any interests with controlling shareholders, to the effect that “the Share Exchange is not detrimental to the interests of minority shareholders” on October 26, 2011.

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SBI Holdings and SBI Net Systems have not obtained fairness opinions from third-party valuation organizations concerning the fairness of the share exchange ratio.

(5)	Measures Taken to Avoid Potential Conflicts of Interest

Concerning the investigation and determination of the share exchange ratio, SBI Net Systems and SBI Holdings investigated and determined the share exchange ratio at their respective board of directors meetings with their outside corporate auditors in attendance.

To avoid potential conflicts of interest, since SBI Holdings director Mr. Yasutaro Sawada also serves as a director of SBI Net Systems, he did not participate in discussions or votes concerning the Share Exchange at any board of directors meetings of SBI Holdings or SBI Net Systems.

The board of directors meeting of SBI Net Systems held on October 26, 2011 adopted resolutions of the Share Exchange by approval of all the directors in attendance at the discussions and votes. All the corporate auditors in attendance at the discussions expressed an opinion that they had no objection to the implementation of the Share Exchange by SBI Net Systems.

4.	Corporate Profiles of the Parties to the Share Exchange (as of September 30, 2011)

(1)	Name	SBI Holdings, Inc. (Share Exchange Wholly-Owning Parent Company)	SBI Net Systems Co., Ltd. (Share Exchange Wholly-Owned Subsidiary)

(2)	Address of Head Office	1-6-1 Roppongi, Minato-ku, Tokyo	1-1, Ichigaya-honmuracho Shinjuku-ku, Tokyo

(3)	Name and title of representative	Yoshitaka Kitao Representative Director and CEO	Masaaki Uchiyama, Representative Director and President

(4)	Main business activities	Corporate group oversight and management, etc. through stock holdings, etc.	Corporate group oversight and management, etc. through stock holdings, consigned development of systems, etc.

(5)	Capital	JPY 81,663 million	JPY 3,811 million

(6)	Date of incorporation	July 8, 1999	October 22, 1997

(7)	Number of outstanding shares	22,376,234 shares (including 74,621 treasury shares)	417,798 shares (including 31 treasury shares)

(8)	Fiscal year end	March 31	March 31

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(9)	Number of employees	3,267 (consolidated), 243 (unconsolidated)	227 (consolidated), 55 (unconsolidated)

(10)	Major customers	General customers and businesses etc. in Japan and overseas	SBI Securities Co., Ltd. SBI Holdings, Inc.

(11)	Major banking partners	Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. The Sumitomo Trust & Banking Co., Ltd.	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12)	Majority shareholders and associated shareholdings	CBNY-ORBIS Funds (8.74%) CBNY-ORBIS SICAV (7.34%) Japan Trustee Service Bank, Ltd. (account in trust) (4.97%)	SBI Holdings, Inc. (71.40%) SBI Securities Co., Ltd. (9.60%)

(13)	Relationship between the parties

	Capital relationship	SBI Holdings owns 71.40% (298,303 shares) of SBI Net Systems total outstanding shares (417,798 shares).

	Personnel relationship	SBI Net Systems director Yasutaro Sawada is also SBI Holdings director (assumed office on June 25, 2008).

	Business relationship	There are transactions such as provision of services related to system development.

	Status as related parties	SBI Net Systems is a consolidated subsidiary of SBI Holdings.

(14) Operating results and the financial conditions for the last three years (in units of million yens, unless otherwise described)

	SBI Holdings, Inc.			SBI Net Systems Co., Ltd.
Fiscal Year	FY Ended March 2009	FY Ended March 2010	FY Ended March 2011	FY Ended March 2009	FY Ended March 2010	FY Ended March 2011
Consolidated net assets	419,338	428,615	456,982	3,047	2,178	1,429
Consolidated total assets	1,079,233	1,229,939	1,293,606	3,858	3,301	3,306
Consolidated net assets per share (yen)	21,129.47	21,424.02	19,610.64	7,289.38	5,210.16	3,415.99
Consolidated net sales	130,922	124,541	141,081	6,050	4,347	5,511
Consolidated operating income	4,403	3,431	8,932	91	Δ433	Δ70
Consolidated ordinary income	37	1,112	3,525	95	Δ497	Δ236
Consolidated net income for the period	Δ18,375	2,350	4,534	Δ230	Δ873	Δ757
Consolidated net income per share (yen)	Δ1,232.48	140.30	236.09	Δ707.13	Δ2,091.29	Δ1,814.20
Dividends per share (yen)	100	100	120	—	—	—

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5.	Corporate Condition upon Completion of the Share Exchange (planned)

(1)	Name	SBI Holdings, Inc.

(2)	Main business activities	Corporate group oversight and management etc. through stock holdings and the like

(3)	Address of Head Office	1-6-1 Roppongi, Minato-ku, Tokyo

(4)	Representative	Yoshitaka Kitao Representative Director and CEO

(5)	Capital	81,663 million yen

(6)	Fiscal year end	March 31

6.	Summary of Accounting Treatment

The Share Exchange falls under a transaction with minority shareholders under the classification of transactions under common control. Refer to 7.(4) concerning the generation of goodwill as a result of the Share Exchange.

7.	Future Prospects

(1)	Capital	There will be no change in capital as a result of the Share Exchange.

(2)	Net assets	Undetermined at this time.

(3)	Total assets	Undetermined at this time.

(4)	Goodwill	It is expected that goodwill will be generated as a result of the Share Exchange. The amount of the goodwill to be generated is undetermined at this time.

(5)	Consolidated Financial Performance	The impact on the consolidated financial performance as a result of the Share Exchange is minimal.

8.	Matters Relating to Transactions with Controlling Shareholders

SBI Holdings owns 71.4% of SBI Net Systems outstanding shares and SBI Net Systems is a consolidated subsidiary of SBI Holdings. Therefore, for SBI Net Systems, the Share Exchange is a transaction with a controlling shareholder.

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The “Guidelines concerning Measures for the Protection of Minority Shareholders when Conducting Transactions, etc. with Controlling Shareholders” indicated in the Corporate Governance Report disclosed by SBI Net Systems on September 16, 2011 are as follows:

“Since the business areas of SBI Net Systems, SBI Holdings as its parent company and the other group companies are clearly segregated, SBI Net Systems are not impeded or restricted by the parent company or others in conducting its business activities independently; and SBI Net Systems has reasonably determined terms and conditions for transactions with them by reference to market value, etc., and such transactions are not subject to restrictions by such capital relationship”.

Regarding the Share Exchange, SBI Net Systems adopted “Measures Taken to Ensure Fairness” including requesting that an independent third-party valuation organization calculate the share exchange ratio and determined the share exchange ratio by reference to the results of such calculations. Further, SBI Net Systems has also taken the “Measures Taken to Avoid Potential Conflicts of Interest” as described in 3.(5) above, and therefore it believes that the Share Exchange complies with its “Guidelines concerning Measures for the Protection of Minority Shareholders when Conducting Transactions, etc. with Controlling Shareholders” of SBI Net Systems.

In addition, as described in 3.(4) above, Mr. Mitsunori Sasaki, an independent officer of SBI Net Systems who does not have any interests with SBI Holdings, which is SBI Net Systems’ controlling shareholder, submitted to SBI Net Systems an opinion letter on October 26, 2011 to the effect that “the Share Exchange is not detrimental to the interests of minority shareholders” comprehensively considering that (i) the Share Exchange would enhance corporate value of both SBI Holdings and SBI Net Systems, (ii) the shares of SBI Holdings common stock to be allocated to shareholders of SBI Net Systems pursuant to the Share Exchange are expected to continue to have liquidity, (iii) there will be a sufficient time after this press release for shareholders of SBI Net Systems to sell their shares and (iv) SBI Net Systems has adopted the measures to ensure fairness as described in 3.(4) and (5) above.

End

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